UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 7)*

FOUNTAIN POWERBOAT INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

350755302

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

252 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Reginald M. Fountain, Jr.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,240,472 8. Shared Voting Power -0- 9. Sole Dispositive Power 2,690,472 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,690,472

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒

13.	Percent of Class Represented by Amount in Row (11) 51.8%

14.	Type of Reporting Person IN

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Reginald M. Fountain, Jr. hereby amends and restates his Statement on Schedule 13D as follows:

Item 1. Security and Issuer

This Statement relates to the Common Stock, $.01 par value, of Fountain Powerboat Industries, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at Whichard’s Beach Road (P.O. Drawer 457), Washington, North Carolina 27889.

Item 2. Identity and Background

(a)	This Statement is filed by Reginald M. Fountain, Jr. (the “Reporting Person”).

(b)	The Reporting Person’s business address is:

Fountain Powerboat Industries, Inc.

Whichard’s Beach Road

P. O. Drawer 457

Washington, North Carolina 27889

(c)	The Reporting Person’s principal occupation and employment is serving as Chairman, President and Chief Executive Officer of the Issuer at its address listed above.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item	3. Source and Amount of Funds or Other Consideration

The shares of the Issuer’s Common Stock held by the Reporting Person were acquired by him with personal funds, with the exception of 86,571 shares (as adjusted for stock splits and stock dividends) which were acquired from the Issuer in exchange for the cancellation of $202,000 in debt (including principal and accrued interest) related to a loan made to the Issuer by the Reporting Person.

Item	4. Purpose of Transaction

The shares of the Issuer’s Common Stock held by the Reporting Person were acquired by him for investment purposes.

As Chairman, President, Chief Executive Officer, principal shareholder and a control person of the Issuer, the Reporting Person actively participates in the management and operation of the Issuer’s business activities, and he directly influences the business strategies and decisions of the Issuer and its Board of Directors. From time to time in the future he may acquire additional shares of the Issuer’s Common Stock.

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Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns an aggregate of 2,690,472 shares of the Issuer’s Common Stock, including 450,000 shares that he could acquire upon the exercise of stock options he holds. Those shares amount to 51.8% of the total of the Issuer’s 4,757,582 shares issued on July 17, 2003, minus 15,000 shares held by the Issuer’s operating subsidiary which are treated as not being outstanding, plus the number of additional shares that could be acquired by the Reporting Person upon the exercise of his stock options.

The above shares exclude 10,000 shares held by the Reporting Person’s son and as to which shares the Reporting Person disclaims beneficial ownership.

(b)	Of the total number of shares beneficially owned, the Reporting Person has sole voting and dispositive power over 2,240,472 shares. He may be deemed to have sole dispositive power only over the 450,000 shares that he could acquire upon the exercise of his stock options.

(c)	The Reporting Person has not effected any transactions in the Issuer’s Common Stock during the 60 days preceding the filing of this Amendment.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 17, 2003, the Issuer and its operating subsidiary, Fountain Powerboats, Inc. (“FPI”), entered into an $18 million secured, long-term financing arrangement with Bank of America, N.A., the proceeds of which are being used by FPI to refinance existing long-term debt, pay current liabilities, and provide additional operating funds. FPI’s obligations under the credit facility are secured by certain assets of FPI and the Reporting Person. FPI’s obligations are guaranteed by the Issuer and the Reporting Person and by Brunswick Corporation (“Brunswick”), a division of which supplies marine engines used in FPI’s products.

In connection with Brunswick’s guaranty of FPI’s obligations, the Reporting Person has given Brunswick an option to purchase all shares of the Issuer’s common stock held by the Reporting Person at a price to be determined at the time of exercise. The option becomes exercisable on the earlier of July 1, 2007 or the repayment in full of FPI’s obligations under the financing arrangement. The option is provided for in Paragraph 2.4 of a Master Agreement dated July 17, 2003, between the Issuer, the Reporting Person and Brunswick, a copy of which is incorporated herein by reference as Exhibit 1 to this Statement and to which reference is made for information regarding the terms of the option.

The Reporting Person also has pledged his shares of the Issuer’s common stock to Brunswick to secure it with respect to payments it makes in excess of an aggregate of $14.7 million related to the financing arrangement and its guaranty. The Reporting Person’s obligations to Brunswick are provided for in a Reimbursement Agreement dated July 17, 2003, between him and Brunswick, a copy of which is attached as Exhibit 2 to this Statement and to which reference is made for information regarding the terms of the Reporting Person’s obligations to Brunswick. The pledge of the Reporting Person’s shares of the Issuer’s Common Stock to Brunswick is

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provided for in an Investment Property Security Agreement, as amended, between him and Brunswick, a copy of which is attached as Exhibit 3 to this Statement and to which reference is made for information regarding the terms of the pledge.

Item 7. Material to be Filed as Exhibits

The following Exhibits are being filed with this Amendment.

Exhibit No.	Exhibit Description
1	Master Agreement between the Issuer, the Reporting Person, and Brunswick (incorporated by reference from Exhibits to the Issuer’s Current Report on Form 8-K dated July 17, 2003)

2	Reimbursement Agreement between the Reporting Person and Brunswick (filed herewith)

3	Investment Property Security Agreement, as amended, between the Reporting Person and Brunswick (filed herewith)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2003	/s/ Reginald M. Fountain, Jr.
Reginald M. Fountain, Jr.

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